EXHIBIT 4.2

National Grid USA Companies’

Defined Contribution

Supplemental Executive Retirement Plan

Effective: January 1, 2011

National Grid USA Companies’

Defined Contribution Supplemental Executive Retirement Plan

TABLE OF CONTENTS

ARTICLE I INTRODUCTION		1

1.1	Introduction and Purpose	1

DEFINITIONS		2

2.1	Account	2

2.2	Affiliated Company	2

2.3	Benefits Administrator	2

2.4	Board	2

2.5	Code	2

2.6	Company	2

2.7	Compensation	3

2.8	Disability	3

2.9	Effective Date	3

2.10	Eligible Employee	3

2.11	Employer Contribution Account	3

2.12	Employer Contribution Credits	3

2.13	ERISA	3

2.14	Investment Funds	3

2.15	Participant	3

2.16	Plan	4

2.17	Plan Year	4

National Grid USA Companies’

Defined Contribution Supplemental Executive Retirement Plan

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2.18	Separation from Service	4

2.19	Specified Employee	4

2.20	Valuation Date	4

2.21	Written or “in Writing”	4

ARTICLE II ELIGIBILITY AND PARTICIPATION		5

3.1	Eligibility to Participate	5

3.2	Cessation of Participation	5

ARTICLE IV EMPLOYER CREDITS		6

4.1	Establishment of Participant Accounts	6

4.2	Employer Contribution Credits	6

4.3	Employee Deferrals	7

4.4	Credits for Investment Earnings and Debits for Investment Losses	7

ARTICLE V VESTING		9

5.1	Vesting of Employer Contribution Account	9

5.2	Vesting Upon Death or Disability	9

ARTICLE VI PAYMENT OF BENEFITS		10

6.1	Distribution of Benefits and Distribution Elections	10

6.2	Time and Form of Distribution	10

6.3	Distributions to Specified Employees	10

6.4	Permitted Acceleration of Payment	10

6.5	Payment of Disability Benefits	11

National Grid USA Companies’

Defined Contribution Supplemental Executive Retirement Plan

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6.6	Payment of Death Benefits	12

6.7	In-service Withdrawals and Distributions	12

6.8	Valuation of Distributions	12

6.9	Timing of Distributions	12

ARTICLE VII AMENDMENT AND TERMINATION OF PLAN		13

7.1	Amendments Generally	13

7.2	Right to Terminate	13

ARTICLE VIII MISCELLANEOUS		15

8.1	Unfunded Plan	15

8.2	Nonguarantee of Employment	15

8.3	Nonalienation of Benefits	15

8.5	Applicable Law	15

8.6	Headings and Subheadings	15

8.7	Severability	15

ARTICLE IX ADMINISTRATION OF THE PLAN		16

9.1	Powers and Duties of the Committee	16

9.2	Claims Procedure	16

National Grid USA Companies’

Defined Contribution Supplemental Executive Retirement Plan

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ARTICLE I INTRODUCTION

1.1	Introduction and Purpose

The National Grid USA Companies Defined Contribution Supplemental Executive Retirement Plan (the “Plan”) has been established by National Grid USA (the “Company”) for the purpose of providing deferred compensation for a select group of management or highly compensated employees who contribute materially to the continued growth, development and future business success of the Company. This Plan is intended to enhance the long-term performance and retention of such management or highly compensated employees selected to participate in this Plan.

The Plan is intended to constitute a non-qualified, unfunded plan for federal tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974 as amended from time to time (“ERISA”). Further, this Plan is intended to comply with Internal Revenue Code Section 409A and is to be construed in accordance with Code Section 409A, the Code Section 409A Regulations, and such additional regulatory and/or other guidance as may be issued by the Internal Revenue Service (“IRS”) or the U.S. Department of Treasury (“Treasury”) from time to time with respect to Code Section 409A.

Without affecting the validity of any other provision of the Plan, to the extent that any Plan provision does not meet the requirements of Code Section 409A and the Code Section 409A Regulations (including modifications and amendments thereto), the Plan shall be construed and administered as necessary to comply with such requirements until this Plan is appropriately amended to comply with such requirements.

This Plan shall function solely as a “top-hat” plan within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of ERISA. As such, this Plan is subject to limited ERISA reporting and disclosure requirements, and is exempt from all other ERISA requirements. Distributions required or contemplated by this Plan or actions required to be taken under this Plan shall not be construed as creating a trust of any kind or a fiduciary relationship between the Company and any Participant, any Participant’s designated beneficiary, or any other person.

This Plan is to be maintained according to the terms of this document and the Company or its designee shall have the sole authority to construe, interpret and administer the Plan.

DEFINITIONS

Wherever used in the Plan, the following terms have the meanings set forth below, unless otherwise expressly provided:

2.1	Account

Account means the separate account established for recordkeeping purposes only for each Participant comprised of the Employer Contribution Account as further described in Article IV of the Plan.

2.2	Affiliated Company

Affiliated Company means (i) the Company, (ii) any other corporation which is a member of the controlled group of corporations which includes the Company, provided that in applying Code Section 1563(a)(1), (2), and (3) for purposes of determining a controlled group of corporations under Code Section 414(b) and determining trades or businesses under common control for purposes of Code Section 414(c) 50 percent (50%) is substituted for 80 percent (80%) each time used, and (iii) any other entity in which the Company has a significant equity interest or owns a substantial capital or profits interest.

2.3	Benefits Administrator

Benefits Administrator means the Benefits Committee of the National Grid USA Service Companies or its designee.

2.4	Board

Board means the board of directors of National Grid USA, and in the absence of such board for any reason, shall mean the board of directors of National Grid plc or its successor.

2.5	Code

Code means the Internal Revenue Code of 1986, as amended. Where reference is made to “Code Section 409A Regulations,” this is intended to refer to Treasury Regulation Sections 1.409A-1 through –6, as such regulations may be modified or amended by the Treasury from time to time.

2.6	Company

Company means National Grid USA, a Massachusetts corporation, and affiliates or subsidiaries, and any Affiliated Company or subsidiary. The Company is a wholly owned subsidiary of National Grid plc whose stock is publicly traded.

2.7	Compensation

Compensation means compensation as defined in the National Grid Incentive Thrift Plan I.

2.8	Disability

Disability means a Participant determined to be totally disabled by the Social Security Administration.

2.9	Effective Date

Effective Date means January 1, 2011.

2.10	Eligible Employee

Eligible Employee means all highly compensated employees of the Company who: (1) are employed in Bands A+, A, or B, and (2) have their National Grid Incentive Thrift Plan I “Core” contributions limited due to imposed IRS limitations.

2.11	Employer Contribution Account

Employer Contribution Account means the separate account established by the Committee for recordkeeping purposes to track Employer Contribution Credits in the name of each Participant in accordance with Section 4.1 of the Plan.

2.12	Employer Contribution Credits

Employer Contribution Credits means the amounts credited to a Participant’s Employer Contribution Account in accordance with Section 4.2 of the Plan.

2.13	ERISA

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

2.14	Investment Funds

Investment Funds means one or more investment alternatives made available under the Plan by the Committee or an assigned investment committee for designation by Participants under the Plan for purposes of determining investment earnings and losses. The investment alternatives under this Plan will be the same as the investment alternatives offered under the National Grid Incentive Thrift Plan I.

2.15	Participant

Participant means any present or former Eligible Employee who has become a Participant in the Plan in accordance with the provisions of Article III and who continues to have an Account balance under the Plan or whose beneficiary has such Account balance.

2.16	Plan

Plan means the National Grid USA Companies’ Defined Contribution Supplemental Executive Retirement Plan, as set forth in this document and as amended from time to time.

2.17	Plan Year

Plan Year means the calendar year, the twelve-month period beginning each January 1 and ending on December 31.

2.18	Separation from Service

Separation from Service has the meaning set forth in Section 1.409A-1(h) of the Treasury Regulations.

2.19	Specified Employee

Specified Employee means an individual determined by National Grid to be a “specified employee” as defined in subsection (a)(2)(B)(i) of Section 409A. For purposes of determining “specified employee” status, except as National Grid may otherwise determine consistent with the requirements of Section 409A, the measurement period shall be April 1 through March 31. The Plan Administrator may, but need not, elect in writing, subject to the applicable limitations under Section 409A, any of the special elective rules prescribed in Section 1.409A-1(i) of the Treasury Regulations for purposes of determining “specified employee” status. Any such written election shall be deemed part of this Plan.

2.20	Valuation Date

Valuation Date means each day the New York Stock Exchange is open for trading.

2.21	Written or “in Writing”

Written or in Writing means, with respect to any documentation of an election or other action by a Participant or by the Committee, that such documentation be either in paper or, as permitted by the Committee, in electronic form; provided, however, that such documentation must be adequate to establish a right that is enforceable under applicable law.

ARTICLE II ELIGIBILITY AND PARTICIPATION

3.1	Eligibility to Participate

Any employee who satisfies the eligibility requirements shall enter the Plan on the first day of the month after completing 3 months of employment.

3.2	Cessation of Participation

A Participant shall cease active participation in the Plan upon the occurrence of his or her Separation from Service, death or Disability or no longer being a member of the eligible class.

ARTICLE IV EMPLOYER CREDITS

4.1	Establishment of Participant Accounts

The Company shall establish and maintain on its books and records an Account in the name of each Participant to record:

(a)	amounts of Employer Contribution Credits on the Participant’s behalf pursuant to Section 4.2 of the Plan;

(b)	credits or debits for investment earnings or losses pursuant to Section 4.4 of the Plan; and

(c)	payments of benefits to the Participant or the Participant’s beneficiary pursuant to Article VI of the Plan.

4.2	Employer Contribution Credits

For each Eligible Employee, the Company may, but is not required to, direct the Committee to credit the Employer Contribution Account with an amount equal to the following schedule:

(a)	For Bands A+, A, and B: a restoration credit to the extent that the core contributions to the National Grid Incentive Thrift Plan I are restricted by the Code limitations;

(b)	For Band A+: a total employer contribution rate of 9.0% of Compensation offset by the core contributions to the National Grid Incentive Thrift Plan I and the restoration credit component described above;

(c)	For Band A: a total employer contribution rate of 6.0% of Compensation offset by the core contributions to the National Grid Incentive Thrift Plan I and the restoration component described above.

The Employer Contribution Credit will be made annually as soon as administratively possible following the close of the Plan Year. The Credit will only be made for the period of time during a Plan Year for which an employee is a participant in the Plan. For an Eligible Employee that incurs a Separation from Service, the credit will be made as soon as administratively possible following the date of such separation on a pro rata basis including only the months the participant was employed during that Plan Year.

Any employer matching contributions made to the National Grid Incentive Thrift Plan I will not be offset from the Employer Contribution Credit.

4.3	Employee Deferrals

Employee deferrals of Eligible Compensation are not permitted under the terms of the Plan.

4.4	Credits for Investment Earnings and Debits for Investment Losses

(a)	All amounts credited to a Participant’s Account shall be credited with amounts of investment earnings or debited with amounts of investment losses that correspond to the total investment return earned by the Investment Fund or combination of Investment Funds designated in advance by the Participant for these purposes.

(b)	The designation of one or more Investment Funds by a Participant under this Section 4.4 of the Plan shall be used solely to measure the amounts of investment earnings or losses that will be credited or debited to the Participant’s Account on the Company’s books and records, and the Company shall not be required under the Plan to establish any account in the Investment Funds or to purchase any Investment Fund shares on the Participant’s behalf.

(c)	The designation by a Participant of any Investment Funds under this Section 4.4 of the Plan shall be made in accordance with rules and procedures established by the Committee.

(d)	The Investment Funds are valued each day the New York Stock Exchange is open for trading.

(e)	A Participant may elect to revise the investment options with respect to existing Account allocations or future contributions at any time (subject to any Investment Fund limitation) in a manner communicated by the Company. The Committee, however, retains the right to review and restrict transfer rights at any time.

(f)

If a Participant fails to make a proper designation, then his or her Accounts shall be deemed to be invested in the Investment Fund(s) designated by the National Grid USA Investment Committee (the “Investment Committee”) from time to time for this purpose at the Investment Committee’s discretion. This investment option can be changed by the Investment Committee from time to time at the Investment Committee’s discretion. In the absence of such Investment Committee for any reason, the Committee shall designate the applicable Investment Fund(s).

ARTICLE V VESTING

5.1	Vesting of Employer Contribution Account

A Participant shall be fully (100%) vested in the amounts credited to his or her Account upon the earlier of (1) the completion of three years of service from the Participant’s original date of hire or (2) the attainment of age 55 with at least one year of service from the Participant’s original date of hire. For purposes of this Plan, a year of service shall mean 12 months of consecutive service.

5.2	Vesting Upon Death or Disability

Regardless of the Participant’s years of service, a Participant’s interest in his or her Account shall become fully (100%) vested upon death or Disability if his or her Separation from Service has not previously occurred.

ARTICLE VI PAYMENT OF BENEFITS

6.1	Distribution of Benefits and Distribution Elections

A Participant shall receive payment of benefits in the form and manner as described in this Article VI.

6.2	Time and Form of Distribution

A Participant’s distribution of benefits shall always be made in the form of a single lump sum payment as soon as practicable following the Participant’s Separation from Service with the Company, except to the extent a delayed distribution is required pursuant to Section 6.3 below.

6.3	Distributions to Specified Employees

Notwithstanding the foregoing, in the event that, as of the date a distribution is to be made on account of a Participant’s Separation from Service, any class of the Company’s stock is publicly traded on an established securities market or otherwise, as determined under the Code Section 409A Regulations, any distribution due hereunder to such Participant on account of his or her Separation from Service shall, if such Participant is determined to be a Specified Employee, not commence until after the six (6) month anniversary of such Participant’s Separation from Service. Notwithstanding the foregoing, in the event a distribution is delayed by reason of this Section 6.3 and the affected Participant’s death occurs prior to commencement of such distribution, such distribution shall be made as soon as practicable following such Participant’s death.

6.4	Permitted Acceleration of Payment

Notwithstanding the timing provisions pursuant to this Article VI of the Plan, the timing of a payment shall be accelerated in the following circumstances (but only to the extent permitted under the Code Section 409A Regulations):

(a)	Payment shall be made to the extent necessary to comply with a domestic relations order (as defined in Code Section 414(p)(1)(B)) that meets the requirements of the Company’s domestic relations order procedures applicable to non-qualified plans, if such payment is made to an individual other than the Participant.

(b)

Payment shall be made to the extent necessary to comply with an ethics agreement with the Federal government or to the extent reasonably necessary to avoid the violation of an applicable Federal, state, local, or foreign ethics law or conflicts of interest law (including where such payment is reasonably necessary to permit the Participant to participate in activities in the normal course of his or her position in which the

Participant would otherwise not be able to participate under an applicable rule).

(c)	Payment of a Participant’s entire Account may be made in the form of a lump sum payment of amounts deferred under the Plan that do not exceed a specified amount, provided any action by the Company causing such lump sum payment to be made to a Participant is evidenced in Written form and executed by an authorized officer of the Company no later than the date such lump sum payment is made, and provided that such lump sum payment results in the termination and liquidation of the entirety of the Participant’s Account under the Plan, and his or her deferred compensation benefits under all other agreements, methods, programs, or other arrangements with respect to which deferrals of compensation are treated as having been deferred under a single nonqualified deferred compensation plan under Section 1.409A-1(c)(2) of the Code Section 409A Regulations; and provided further that the total payment to the Participant (under the Plan and all other arrangements treated as a single nonqualified deferred compensation plan) is not in excess of the applicable dollar amount under Code Section 402(g)(1)(B).

(d)	Payment is permitted to the extent necessary to satisfy any applicable federal, state and local income tax withholding and federal payroll withholding requirements pursuant to provisions of Code Section 409A and the regulations thereunder, related to benefits provided in the Plan.

(e)	Payment of a Participant’s entire Account shall be made in the event of the failure of the Plan (or failure of any other plan required to be aggregated with the Plan pursuant to regulations published under Code Section 409A) to meet the requirements of Code Section 409A.

6.5	Payment of Disability Benefits

If a Participant incurs a Disability, the entire value of his or her Account shall be distributed to the Participant in a single lump sum. Any distribution pursuant to this Section 6.5 will occur following the determination of the Disability by the Social Security Administration.

6.6	Payment of Death Benefits

(a)	Each Participant shall designate a beneficiary on the proper beneficiary form as prescribed by the Committee to receive his or her Accounts in the event of death. If a Participant dies with a balance credited to his or her Account, such balance shall be paid to the applicable beneficiary or beneficiaries in a single lump sum.

(b)	Any distributions pursuant to this Section 6.6 will occur following the date of death and receipt by the Company of acceptable proof of the Participant’s death and will be paid as soon as practicable thereafter.

(c)	Notwithstanding the above, if no beneficiary designation is on file with the Company at the time of death of the Participant or such designation is not effective for any reason then the designated beneficiary to receive such benefits shall be as follows:

(1)	the Participant’s surviving spouse; or

(2)	if there is no surviving spouse, then to the Participant’s estate.

All decisions made by the Committee in good faith and based upon affidavit or other evidence satisfactory to the Committee regarding questions of fact in the determination of the identity of such beneficiary(ies) shall be conclusive and binding upon all parties, and payment made in accordance therewith shall satisfy all liability hereunder.

6.7	In-service Withdrawals and Distributions

In-service loans, withdrawals and distributions of any kind shall not be permitted.

6.8	Valuation of Distributions

The benefit amount of a Participant’s Account to be distributed pursuant to this Article VI shall be based on the value of such Account on any Valuation Date after instructions are received in good order by the Benefits Administrator.

6.9	Timing of Distributions

Any distribution made in accordance with an event in this Article VI shall be made as soon as administratively feasible following the event, but no later than 90 days following the date the benefit is payable under this Article VI.

ARTICLE VII AMENDMENT AND TERMINATION OF PLAN

7.1	Amendments Generally

The Company, through action taken by the Committee, reserves the right to amend the Plan at any time. No amendment, however, may reduce the amount credited to Accounts at the time of the amendment’s adoption, except as may otherwise be required by law. Without limiting the generality of the foregoing, the Committee may amend the Plan to impose such restrictions upon the timing, filing and effectiveness of deferral elections, if applicable under the terms of the Plan, the investment procedures and investment alternatives available under the Plan and the distribution provisions of Article VI which the Committee deems appropriate or advisable in order to avoid the current income taxation of amounts deferred under the Plan which might otherwise occur as a result of changes to the tax laws and regulations governing deferred compensation arrangements such as the Plan and may also, in such event, cease further deferrals under the Plan.

7.2	Right to Terminate

The Company, through action taken by the Committee, may terminate the Plan at any time in whole or in part.

(a)	Except for such modifications, limitations or restrictions as may otherwise be required to avoid current income taxation or other adverse tax consequences as a result of changes to the tax laws and regulations applicable to the Plan, no such plan amendment or plan termination authorized by the Committee shall adversely affect the benefits accrued to date under the Plan or otherwise reduce the then outstanding balances credited to Accounts or otherwise adversely affect the distribution provisions in effect for those Accounts, and all amounts deferred prior to the date of any such plan amendment or termination shall, subject to the foregoing exception, continue to become due and payable in accordance with the distribution provisions of Article VI as in effect immediately prior to such amendment or termination. Termination of the Plan shall not serve to reduce the amount credited to an Account at the time of termination.

(b)	Notwithstanding the above, the Company may terminate the Plan and distribute the Participant’s credited Accounts in the form of a single lump sum. Such a Plan termination may occur only if the conditions set forth below are met, consistent with the requirements of Code Section 409A and the Code Section 409A Regulations:

(i)	The termination and liquidation does not occur proximate to a downturn in the financial health of the Company;

(ii)	The Company terminates and liquidates all agreements, methods, programs, and other arrangements sponsored by the Company that would be aggregated with the Plan under applicable provisions of the Code Section 409A Regulations assuming a Participant in the Plan also had deferrals credited under all such other agreements, methods, programs;

(iii)	No payments in liquidation of the plan are made within 12 months of the date the Company takes all necessary action to irrevocably terminate and liquidate the Plan (other than amounts distributed under the terms of the Plan without regard to the action to terminate and liquidate the Plan;

(iv)	All payments in liquidation of the Plan are made within 24 months of the date the Company takes all necessary action to irrevocably terminate and liquidate the Plan; and

(v)	The Company does not adopt a new plan that would be aggregated with the Plan under applicable provisions of the Code Section 409A Regulations if assuming a Participant participated in both plans, at any time within three years following the date the Company takes all necessary action to irrevocably terminate and liquidate the Plan.

ARTICLE VIII MISCELLANEOUS

8.1	Unfunded Plan

This Plan is an unfunded deferred compensation arrangement for Eligible Employees. While it is the intention of the Company that this Plan shall be unfunded for federal tax purposes and for purposes of Title I of ERISA, the Company may establish a grantor trust to satisfy part or all of its Plan payment obligations so long as the Plan remains unfunded for federal tax purposes and for purposes of Title I of ERISA. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any employee or other person. To the extent any person acquires a right to receive a payment from the Company under the Plan, such right shall be no greater than that of an unsecured general creditor of the Company.

8.2	Nonguarantee of Employment

Nothing contained in the Plan shall be construed as a contract of employment between the Company and any Participant, or as a right of any Participant to be continued in the employment of the Company, or as a limitation of the right of the Company to discharge any Participant with or without cause.

8.3	Nonalienation of Benefits

Except as provided in Section 6.4 or as may be required by law, benefits payable under the Plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, whether voluntary or involuntary. Any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any right to benefits under the Plan shall be void. The Company shall not in any manner be liable for, or subject to, the debts, contracts, liabilities, engagements or torts of any person entitled to benefits under the Plan.

8.4	Applicable Law

This Plan shall be construed and enforced in accordance with the laws of the state of New York.

8.5	Headings and Subheadings

Headings and subheadings in this Plan are inserted for convenience only and are not to be considered in the construction of the provisions.

8.6	Severability

The invalidity and unenforceability of any particular provision of this plan shall not affect any other provision and the Plan shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

ARTICLE IX ADMINISTRATION OF THE PLAN

9.1	Powers and Duties of the Committee

The Benefits Administrator will be responsible for the administration of the Plan. The Benefits Administrator shall have full responsibility to represent the Company and the Participants in all things it may deem necessary for the proper administration of the Plan. Subject to the terms of the Plan, the decision of the Benefits Administrator upon any question of fact, interpretation, definition or procedures relating to the administration of the Plan shall be conclusive. The responsibilities of the Benefits Administrator shall include, but not be limited to, the following:

(a)	Verifying all procedures by which payments to Participants and their beneficiaries are authorized.

(b)	Deciding all questions relating to the eligibility of employees to become Participants in the Plan.

(c)	Interpreting the provisions of the Plan in all particulars.

(d)	Establishing and publishing rules and regulations for carrying out the Plan.

(e)	Preparing an individual record for each Participant in the Plan, which shall be available for examination by such Participant, or authorized persons.

(f)	Reviewing and answering any denied claim for benefits that has been appealed to the Committee under the provisions of this Article.

9.2	Claims Procedure

(a)	Filing of Claim. Any Participant or beneficiary under the Plan may file a written claim for a Plan benefit with the Committee or with a person named by the Committee to receive claims under the Plan.

(b)

Notice of Denial of Claim. In the event of a denial or limitation of any benefit or payment due to or requested by any Participant or beneficiary under the Plan (“claimant”), the claimant shall be given a written notification, including electronic communication, containing specific reasons for the denial or limitation of the benefit. The written notification shall contain specific reference to the pertinent Plan provisions on which the denial or limitation of the benefit is based. In addition, it shall contain a description of any other material or information necessary for the claimant to perfect a claim, and an explanation of why such material or information is necessary. The notification shall further provide appropriate information as to the steps to be taken if the claimant wishes to appeal the denial or limitation of benefit and submit a claim for review. This written notification shall be given to a claimant within 90 days after receipt of the claim by the Committee unless special circumstances require an extension of time for process of the claim. If such an extension of time for processing is required, written notice of the extension shall be furnished to the claimant prior to the termination of said 90-day period, and such notice shall indicate the special circumstances which make the postponement appropriate.

(c)	Right of Review. In the event of a denial or limitation of the claimant’s benefit, the claimant or the claimant’s duly authorized representative shall be permitted to review pertinent documents free of charge upon request and to submit to the Committee issues and comments in writing. In addition, the claimant or the claimant’s duly authorized representative may make a written request for a full and fair review of the claim and its denial by the Committee; provided, however, that such written request must be received by the Committee within 60 days after receipt by the claimant of written notification of the denial or limitation of the claim. The 60-day requirement may be waived by the Committee in appropriate cases.

(d)	Decision on Review. A decision shall be rendered by the Committee within 60 days after the receipt of the request for review, provided that where special circumstances require an extension of time for processing the decision, it may be postponed on written notice to the claimant (prior to the expiration of the initial 60-day period) for an additional 60 days, but in no event shall the decision be rendered more than 120 days after the receipt of such request for review. Any decision by the Committee shall be furnished to the claimant in writing and shall set forth the specific reasons for the decision and the specific plan provisions on which the decision is based.

EXECUTION OF DOCUMENT

Attest:	National Grid USA

By
SECRETARY	Title:
Date: